UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One):

[ X ]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-8572

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

TRIBUNE COMPANY 401(K) SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plans and the address of its principal executive office:

TRIBUNE COMPANY

435 North Michigan Avenue, Chicago, Illinois 60611

TRIBUNE COMPANY 401(K) SAVINGS PLAN
INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Page

Report of Independent Registered Public Accounting Firm	3
Financial Statements:
Statements of Net Assets Available for Benefits
at December 31, 2005 and 2004	4
Statement of Changes in Net Assets Available for Benefits
for the Year Ended December 31, 2005	5
Notes to Financial Statements	6-14
Supplemental Schedule:
Schedule of Assets (Held at End of Year)	15

Consent of Independent Registered Public Accounting Firm	Exhibit A

All other schedules of additional financial information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plans) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

TRIBUNE COMPANY 401(K) SAVINGS PLAN

Date: June 29, 2006	/s/ Chandler Bigelow Chandler Bigelow Vice President/Treasurer Secretary and Member of the Tribune Company Employee Benefits Committee

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of
the Tribune Company 401(k) Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Tribune Company 401(k) Savings Plan (the “Plan”) at December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP

Chicago, Illinois
June 23, 2006

TRIBUNE COMPANY 401(K) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2005	2004

Assets:
Investments, at fair value
Mutual funds and participant loans	$1,073,757,043	$516,859,489
Master Trusts	542,614,916	716,980,904
Total investments, at fair value	1,616,371,959	1,233,840,393

Investments, at contract value
Stable Value Fund Master Trust	121,427,919	17,248,837
Total investments	1,737,799,878	1,251,089,230

Receivables:
Contributions from participants	–	939,979
Contributions from Tribune Company	24,758,544	26,727,121

Total receivables	24,758,544	27,667,100

Net assets available for benefits	$1,762,558,422	$1,278,756,330

The accompanying notes are an integral part of the financial statements.

TRIBUNE COMPANY 401(K) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended
December 31, 2005
Additions:
Additions to net assets attributed to:
Contributions:
Participants	$31,577,396
Tribune Company retirement contributions	19,249,245
Tribune Company profit sharing contributions	24,758,544
Total contributions	75,585,185

Net transfers of assets	642,198,770

Total additions	717,783,955

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants or their beneficiaries	(87,045,313)
Administrative fees	(812,706)

Investment income/(loss):
Net appreciation in fair value of investments in mutual funds	10,175,897
Interest and dividends	24,946,212
35,122,109
Plan interest in net investment loss of Tribune Company
Stock Fund Master Trust	(182,181,360)
Plan interest in net investment income of Stable Value Fund
Master Trust	935,407
(146,123,844)

Total deductions	(233,981,863)

Net increase in net assets available for benefits	483,802,092

Net assets available for benefits:
Beginning of year	1,278,756,330

End of year	$1,762,558,422

The accompanying notes are an integral part of the financial statements.

TRIBUNE COMPANY 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – PLAN DESCRIPTION

The following brief description of the Tribune Company 401(k) Savings Plan (the “Plan”) is provided for general information purposes. Effective January 1, 2006, the name of the Plan was changed to the Tribune Company 401(k) Savings and Profit Sharing Plan from the Tribune Company 401(k) Savings Plan, and the Plan document was amended. Plan participants should refer to the revised Plan document for more complete information.

General

The Plan was established effective April 1, 1985, by Tribune Company (the “Company”). The Plan is a defined contribution plan that covers eligible salaried and hourly employees of the Company and participating subsidiaries. Separate benefit accounts are maintained for each participant.

Effective April 1, 2005, employees of the Virginia Gazette changed participation from the Times Mirror Savings Plus Plan to the Plan (see Note 4). Effective December 31, 2005, pursuant to a plan amendment, various former Times Mirror employees participating in the Times Mirror Savings Plus Plan transferred their participant account balances to the Plan and thereby became participants of the Plan (see Note 4); however, under the terms of the amendment such employees were not eligible to participate in benefits of the plan, including Company contributions, until January 1, 2006.

Full-time employees (and part-time employees after 1 year of service) of the Company and participating subsidiaries are generally eligible to participate if they are 21 years of age, except for employees covered by collective bargaining agreements which do not provide for their participation in the Plan.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Company believes that the Plan will continue without interruption, but reserves the right to terminate or suspend the Plan at any time. In the event of Plan termination, distributions will be made in accordance with the provisions of ERISA.

Plan administration

The Plan is administered by the Tribune Company Employee Benefits Committee (the “Committee”), which is appointed by the board of directors of the Company. The Plan’s trustee, Vanguard Fiduciary Trust Company (“Vanguard” or the “Trustee”), is responsible for the custody of the Plan’s assets and the investment management of some of the Plan’s assets. Effective January 1, 2006, the Northern Trust Company became the Plan’s trustee.

Contributions

Effective January 1, 2004, participants may elect to make before-tax contributions of up to 100% of their compensation (as defined in the Plan) subject to Plan and Internal Revenue Service (“IRS”) limits. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan offers nine investment alternatives, including seven publicly traded mutual funds, the Tribune Company Stock Fund Master Trust (“Tribune Stock Fund Master Trust”) and the Fidelity Stable Value Fund Master Trust (“Stable Value Fund Master Trust”).

Effective January 1, 2004, the Plan was amended to allow the Company to make a retirement contribution to the Plan each payroll period in an amount equal to 4% of an eligible participant’s compensation for that payroll period. The Plan also allowed the Company to make an annual profit sharing contribution at the discretion of the Company’s board of directors each year. The profit sharing contribution related to the 2005 plan year was equal to 5% of each eligible participant’s compensation. The profit sharing contribution, which totaled $24,758,544, was paid to the Plan in early 2006 and is reflected as a receivable by the Plan at the end of 2005.

Participants may elect to have all or a percentage (in 1% increments) of their contributions and their share of the Company’s contributions invested in or transferred among one or more of the investment funds. Participants may elect that up to 100% of their contributions and up to 100% of their share of the Company’s contributions be invested in the Tribune Stock Fund Master Trust. During 2005, the Company contributions were automatically allocated to the Tribune Stock Fund Master Trust unless the eligible participant elected to have them allocated otherwise. Beginning in 2006, the Company contributions are automatically allocated to the Vanguard Wellington Admiral Fund, unless the eligible participant elects to have them allocated otherwise. The Trustee’s purchases of Tribune Company common stock are made in the open market. Participants may change how contributions are invested at any time, and these changes are effective the next pay period. Participants may make interfund transfers on a daily basis.

Plan participants must be at least 21 years of age and generally become eligible participants for both the retirement and profit sharing contributions after one full year of service, as defined by the Plan. The Company contributions are made without regard to the contributions made by the employee.

Participants’ accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contributions and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant elections or account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are, at all times, 100% vested in their own accounts and the Company’s retirement contributions. Participants generally become fully vested in the Company’s profit sharing contributions after five years of vesting service.

Payment of benefits

Participants who have attained age 59½ or who are totally and permanently disabled may elect to withdraw their vested account balances through notice to the Committee at any time.

Participants may make withdrawals of any part or all of the balance in their before-tax contribution accounts, prior to termination, in order for the participant to meet an immediate and significant financial need for which a withdrawal would be permitted by IRS regulations. Participants who make hardship withdrawals will cease to be eligible to make before-tax contributions for six months.

Distributions of account balances are generally made to participants in a single sum payment. Distributions are made in cash, except that participants may elect to receive Tribune Stock Fund Master Trust investments in shares of Tribune Company common stock.

Participant loans

The Plan permits participants to borrow from their accounts. The minimum amount that can be borrowed is set by the Committee at their discretion. The maximum amount is equal to the lesser of (a) $50,000 less the highest outstanding loan balance during the most recent 12 month period or (b) 50% of their vested account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Loans fund. Loan terms range from one to five years. Effective January 1, 2004, participants are eligible for a second loan, including a loan related to the purchase of a principal residence. Principal residence loan terms range from five to thirty years. The loans are secured by the balance in the participant’s account. The interest rate for a loan is the prime rate on the last business day of the prior month and is fixed for the life of the loan. Principal and interest are paid ratably through payroll deductions.

Plan termination

Although it has not expressed any intent to do so, and subject to any collective bargaining agreement, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants would be 100% vested in their employer contributions.

Forfeited accounts

Forfeitures of terminated unvested account balances are used to reduce future employer contributions and totaled $1,744,144 for the year ended December 31, 2005.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting

The financial statements of the Plan are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Investment valuation and income recognition

The Plan’s investments are stated at fair value, except for guaranteed investment contracts (“GICs”) held by the Stable Value Fund Master Trust. The GICs are stated at contract value, which consists of amounts invested (net of withdrawals) plus reinvested earnings. Publicly traded mutual funds are valued at quoted market prices on the last business day of the Plan year. The stock in the Tribune Stock Fund Master Trust is valued at the quoted market price on the last business day of the Plan year. Participant loans are valued at amounts originally borrowed by participants, less amounts subsequently repaid.

Net appreciation or depreciation in the fair value of investments includes realized gains and losses on investments sold and unrealized gains and losses on investments held at the end of the year.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of benefits

Distributions are recorded when paid. Benefit claims that have been processed and approved for payment prior to December 31, but not yet distributed as of that date are shown as a liability on the Form 5500 filed with the Department of Labor (see Note 8).

NOTE 3 – INVESTMENTS

The following presents investments that represent 5% or more of the Plan’s net assets:

	December 31,
	2005	2004

Tribune Company Stock Fund Master Trust; 29,732,324
units and 28,234,440 units, respectively (see Note 5)	$542,614,916	$716,872,449
Vanguard Institutional Index Fund; 2,070,120 shares
and 1,531,504 shares, respectively	236,014,353	169,552,818
Vanguard Prime Money Market Fund Institutional Shares;
212,477,501 shares and 88,592,570 shares, respectively	212,477,501	88,592,570
Vanguard Wellington Admiral Fund; 3,335,222 shares
and 1,914,689 shares, respectively	174,865,702	99,851,009
Fidelity Diversified International Fund; 4,719,480 shares
and 1,470,947 shares, respectively	153,571,895	*
Fidelity Stable Value Fund Master Trust; 121,427,919
units and 17,248,837 units, respectively (see Note 5)	121,427,919	*
Fidelity Growth & Income Portfolio Fund; 3,454,371 shares
and 295,775 shares, respectively	118,830,368	*

* Investment balance in these funds does not equal 5% or more of the Plan’s net assets in the respective year.

NOTE 4 – NET TRANSFER OF ASSETS / PLAN MERGER

Effective April 1, 2005, employees of the Virginia Gazette changed participation from the Times Mirror Savings Plus Plan to the Plan. This change included the transfer in of assets of $1,493,155 on May 14, 2005. Effective December 31, 2005 various former Times Mirror employees participating in the Times Mirror Savings Plus Plan transferred their net account balances aggregating $642,007,631 to the Plan. There were certain other miscellaneous transfers among plans that are included in the net transfers of assets reported in the accompanying financial statements.

NOTE 5 – INTERESTS IN MASTER TRUSTS

Tribune Stock Fund Master Trust

The Tribune Stock Fund Master Trust was established effective January 1, 2004. A portion of the Plan’s assets are invested in the Tribune Stock Fund Master Trust, which was established for the investment of assets of the Plan and several other Tribune Company sponsored retirement plans. Each participating retirement plan owns units of the Tribune Stock Fund Master Trust. The assets of the Tribune Stock Fund Master Trust are held by the Trustee. At December 31, 2005 and 2004, the Plan’s interest in the net assets of the Tribune Stock Fund Master Trust was approximately 89% and 77%, respectively. Investment income and administrative expenses related to the Tribune Stock Fund Master Trust are allocated to the individual plans based upon balances invested by each plan.

The following table presents the fair values of investments and investment loss for the Tribune Stock Fund Master Trust.

	December 31,
	2005	2004
Investments at fair value:
Tribune Company common stock	$611,225,492	$925,016,320
Cash	1,784,108	3,717,470
Total investments	$613,009,600	$928,733,790

Year Ended
December 31, 2005
Investment income (loss):
Net depreciation in fair value
of Tribune Company common stock	$(251,659,752)
Interest	71,555
Dividends	15,272,094
Total investment loss	$(236,316,103)

Stable Value Fund Master Trust

The Stable Value Fund Master Trust was established effective January 1, 2004. A portion of the Plan’s assets are invested in the Stable Value Fund Master Trust, which was established for the investment of assets of the Plan and several other Tribune Company sponsored retirement plans. Each participating retirement plan has an interest in the Stable Value Fund Master Trust. The assets of the Stable Value Fund Master Trust are held by the Trustee. At December 31, 2005 and 2004, the Plan’s interest in the net assets of the Stable Value Fund Master Trust was approximately 61% and 9%, respectively. Investment income and administrative expenses related to the Stable Value Fund Master Trust are allocated to the individual plans based upon balances invested by each plan.

The Stable Value Fund Master Trust primarily invests in synthetic GICs issued by insurance companies and other financial institutions. The Stable Value Fund Master Trust provides participants principal preservation and a stable interest rate that is reset quarterly. The Stable Value Fund Master Trust allows for daily withdrawals and exchanges that are paid at contract value (principal and interest accrued to date). All GICs included in the Stable Value Fund Master Trust are accounted for at contract value.

Synthetic GICs simulate the performance of a traditional investment contract. The Stable Value Fund Master Trust owns the assets underlying the synthetic GICs. To enable the Stable Value Fund Master Trust to realize a specific known value for the assets if it needs to liquidate them to make benefit payments, the Stable Value Fund Master Trust purchases fully benefit responsive “wrapper” contracts issued by financial institutions. These contracts provide the Stable Value Fund Master Trust with market and cash flow risk protection. The Stable Value Fund Master

Trust’s investment guidelines for synthetic GICs require that the issuing financial institutions have a minimum credit rating of “AA” or equivalent. The average yield of the GICs was 4.12% in 2005. The portfolio crediting rate of the GICs was 4.00% and 4.07% in 2005 and 2004, respectively. The minimum crediting rate cannot be less than zero.

The following table presents the values of investments and investment income for the Stable Value Fund Master Trust.

	December 31,
	2005	2004

Investments:
Mortgages	$91,873,061	$80,112,118
Corporate bonds	49,734,425	36,473,837
Government bonds	55,138,686	63,896,179
Foreign bonds	134,678	-
Short-term securities	6,726,929	8,618,949
Certificate of deposit	305,578	-
Accounts payable, net of receivable	(5,870,090)	-
Investments at fair value	198,043,267	189,101,083
Synthetic wrapper	2,331,559	(2,094,601)
Total investments at contract value	$200,374,826	$187,006,482

Year Ended
December 31, 2005

Investment income:
Net appreciation in fair value of investments	$-
Interest	7,842,153
Total investment income	$7,842,153

Cox Stock Fund Master Trust

The Cox Stock Fund Master Trust was established effective January 1, 2004. A portion of the Plan’s assets are invested in the Cox Stock Fund Master Trust, which was established for the investment of assets of the Plan and several other Tribune Company sponsored retirement plans. Each participating retirement plan owns units of the Cox Stock Fund Master Trust. The assets of the Cox Stock Fund Master Trust are held by the Trustee. At December 31, 2004, the Plan’s interest in the net assets of the Cox Stock Fund Master Trust was approximately 1% or $108,455. Investment income and administrative expenses related to the Cox Stock Fund Master Trust are allocated to the individual plans based upon balances invested by each plan.

There were no funds held in the Cox Stock Master Trust at December 31, 2005.

NOTE 6 – INCOME TAX STATUS

The IRS has determined and informed the Company by letter dated August 22, 2002, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). Although the Plan has been amended since receiving the determination letter, the Plan’s ERISA counsel believes the Plan is designed to comply with, and the Plan administrator believes that the Plan is currently being operated in compliance with, the applicable requirements of the IRC.

NOTE 7 – RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Vanguard (see Schedule H, Line 4i). Vanguard was the trustee as of and for the year ended December 31, 2005 as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. The Tribune Stock Fund Master Trust and participant loan transactions also qualify as party-in-interest transactions.

NOTE 8 – RECONCILIATION OF FINANCIAL STATEMENTS TO THE FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2005 and 2004 to the Form 5500:

	December 31,
	2005	2004

Net assets available for benefits per
the financial statements	$1,762,558,422	$1,278,756,330
Amounts allocated to withdrawing participants	(605,091)	(637,080)
Net assets available for benefits per the Form 5500	$1,761,953,331	$1,278,119,250

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2005, to the Form 5500:

Year Ended
December 31, 2005

Benefits paid to participants per
the financial statements	$87,045,313

Add: Amounts allocated to withdrawing	605,091
participants at December 31, 2005
Less: Amounts allocated to withdrawing
participants at December 31, 2004	(637,080)
Benefits paid to participants per the Form 5500	$87,013,324

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

NOTE 9 – RISKS AND UNCERTAINTIES

The Plan provides for various investment options in several investment securities and instruments. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risks associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks and values in the near term would materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

NOTE 10 – NEW ACCOUNTING PRONOUNCEMENTS

On December 29, 2005, the Financial Accounting Standards Board ("FASB") released FASB Staff Position Nos. AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans ("FSP"). The FSP will require enhanced financial statement presentation and disclosures. Management intends to adopt the requirements of the FSP in the Plan's financial statements for the period ended December 31, 2006.

TRIBUNE COMPANY 401(K) SAVINGS PLAN
EIN: 36-1880355 PLAN NUMBER: 003
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2005

			Market
	Identity of Issue or Borrower	Description	Value

*	Tribune Company Stock Fund Master Trust	Master Trust	$ 542,614,916

*	Vanguard Institutional Index Fund	Registered Investment Company	236,014,353

*	Vanguard Prime Money Market Fund Institutional Shares	Registered Investment Company	212,477,501

*	Vanguard Wellington Admiral Fund	Registered Investment Company	174,865,702

	Fidelity Diversified International Fund	Registered Investment Company	153,571,895

	Fidelity Stable Value Fund Master Trust	Master Trust	121,427,919

	Fidelity Growth & Income Portfolio Fund	Registered Investment Company	118,830,368

*	Vanguard Explorer Admiral Fund	Registered Investment Company	78,949,477

*	Vanguard Total Bond Market Index Fund	Registered Investment Company	54,795,908

*	Vanguard Prime Money Market Fund	Registered Investment Company	3,167,784

*	Participant loans	Loans to participants (maturities range from	41,084,055
		1 to 30 years, interest rates range from 4.0%
		to 11.0%)

	Total Assets (Held at End of Year)		$ 1,737,799,878

	* Party-in-interest

EXHIBIT A

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 2-90727, 33-21853, 33-26239, 33-47547, 33-59233, 333-00575, 333-03245, 333-18269, 333-35422, 333-70692, 333-70696, 333-118280, 333-118281, 333-118282, 333-118283 and 333-118284) of Tribune Company of our report dated June 23, 2006 relating to the financial statements and supplemental schedule of the Tribune Company 401(k) Savings Plan, which appears in this Form 11-K.

/s/ PricewaterhouseCoopers LLP
PRICEWATERHOUSECOOPERS LLP

Chicago, Illinois
June 23, 2006